ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

January 9, 2014

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn:  John Grzeskiewicz

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 120 to the Trust’s Registration Statement on Form N-1A, filed on October 16, 2013

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on November 22, 2013, relating to Post-Effective Amendment No. 120 to the Trust’s Registration Statement on Form N-1A filed on October 16, 2013 regarding the Innealta Risk Based Opportunity Conservative Fund (the “Fund”), a new series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Cover

Comment #1

Please do not forget the ticker symbols in the 485(b) filing.

Response #1

The ticker symbols are as follows and are included in the 485(b) filing:

Class A Shares (Symbol: ROCAX)

Class I Shares (Symbol: ROCIX)

Class N Shares (Symbol: ROCNX)

Class R Shares (Symbol: ROCRX)

Summary Section – Fees and Expenses of the Fund

Comment #2

Please note that the footnote numbers to the Fee Table do not appear in the EDGAR.

Response #2

We will ensure that the footnote numbers to the Fee Table will appear in the EDGAR in the 485(b) filing.

Comment #3

Please note that the term of the operating expense limitation agreement between the Adviser and the Fund must be at least one year from the effective date of the post-effective amendment.

Response #3

We confirm that the term of the expense limitation will be for at least one year from the effective date of the post-effective amendment.

Summary Section - Principal Investment Strategies

Comment #4

Please clarify if the underlying ETFs could be affiliates of the Fund, the Adviser or the Fund’s distributor.  In the response letter, please state if the Fund is following Section 12(d)(1)(F) of the Investment Company Act of 1940, as amended (the “1940 Act”) or if the Fund is relying on any exemptive orders for the operation of this Fund.

Response #4

We confirm that the Fund does not currently anticipate investing in any ETFs that are affiliates of the Fund, the Adviser or the Fund’s distributor.  We confirm that the Fund does rely on Section 12(d)(1)(F) of the 1940 Act and that the Fund will likely invest in certain ETFs that have exemptive orders allowing for investments by investment companies in excess of the limitations set forth in Section 12(d)(1) of the 1940 Act.

Comment #5

Please clarify to what extent the Fund is investing in foreign and emerging market securities.  Can it be 100% of the portfolio?

 Response #5

The Fund does not invest in foreign and emerging market securities directly.  The Fund will only invest in ETFs, some of which may have foreign or emerging market exposure.    While the Fund is unconstrained with respect to its potential exposure to foreign and emerging markets through ETFs and could, in theory, have 100% exposure, such exposure is highly unlikely.  Typically, the Fund’s exposure to foreign and emerging markets tends to be in the range of 10 to 60% of the Fund’s portfolio, though neither end of that range is specifically binding.  In light of the Fund’s potential exposure to the emerging markets, a specific emerging market risk factor has been added to the prospectus.  That disclosure is below:

Prospectus Summary

Emerging Market Risk. Emerging market countries may have relatively unstable governments, weaker economies, and less-developed legal systems with fewer security holder rights. Emerging market economies may be based on only a few industries and security issuers may be more susceptible to economic weakness and more likely to default. Emerging market securities also tend to be less liquid.

Statutory Prospectus

Emerging Market Risk. The Fund may invest a portion of its assets in  ETFs that invest in countries with newly organized or less developed securities markets. There are typically greater risks involved in investing in emerging markets securities. Generally, economic structures in these countries are less diverse and mature than those in developed countries and their political systems tend to be less stable. Emerging market economies may be based on only a few industries, therefore security issuers, including governments, may be more susceptible to economic weakness and more likely to default. Emerging market countries also may have relatively unstable governments, weaker economies, and less-developed legal systems with fewer security holder rights. Investments in emerging markets countries may be affected by government policies that restrict foreign investment in certain issuers or industries. The potentially smaller size of their securities markets and lower trading volumes can make investments relatively illiquid and potentially more volatile than investments in developed countries, and such securities may be subject to abrupt and severe price declines. Due to this relative lack of liquidity, ETFs investing in such securities may have to accept a lower price or may not be able to sell a portfolio security at all. An inability to sell a portfolio position can adversely affect the ETF's value.

Comment #6

Explain how the portfolio can be deemed to be conservative seeing as the Fund can invest in inverse and leveraged ETFs, derivatives and junk bonds.

Response #6

The Fund is referred to as the “conservative” fund because this defines the “conservative” risk nature of the strategy.  This Fund will have a target portfolio asset allocation that represents an approximately 40%/60% split between (i) equity, and (ii) fixed income/other asset classes, in that order. The Moderate Fund will have a 60%/40% split between equity and fixed income/other asset classes and the Growth Fund will have an 80%/20% split between equity and fixed income/other asset classes.

The Adviser utilizes leveraged funds to gain specific target exposures with less portfolio collateral; the remaining portfolio collateral is in turn allocated to additional asset class exposures that the Adviser believes maintain favorable prospective risk-relative return opportunities. Inverse ETFs may be utilized to ‘go short’ specific asset classes and, in some cases, may be used to hedge certain long exposures. In general such exposures can be seen as overall risk-reducing at the portfolio level.  Additionally, the Fund generally does not invest in derivatives and junk bonds or other individual securities but gains exposure to such instruments or securities through ETFs.

Comment #7

In the second paragraph under heading “Principal Investment Strategies” you state the following: “The second stage assists the Adviser in altering exposures in the Fund by seeking to balance the trade-off between return generation and risk control.”  We suggest you change “return generation” to “returns” or “return.”

Response #7

We have revised the disclosure as follows in response to your comment:

The second stage assists the Adviser in altering exposures in the Fund by seeking to balance the trade-off between returns and risk control.

Comment #8

Please explain how the Investment Committee finds the prospective risk related return? How does it make that selection?

Response #8

The Adviser utilizes its proprietary tactical asset allocation model to determine a portfolio allocation to equities (sector-representative ETFs), fixed income, or alternative asset classes under specific investment parameters, according to market indicators provided by the Adviser’s proprietary investment process.  The strategy uses a proprietary quantitative framework based on economic, fundamental, risk and technical analyses that evaluate the risk/reward potential of investing in the equity markets. The framework incorporates variables that the Adviser believes have predictive capabilities in regard to equity performance. Each equity market exposure is examined individually as the Adviser analyzes these variables on an individual equity-market basis.

We have revised the disclosure as follows in response to your comment:

Summary Prospectus:

The proprietary investment methodology driving the investment decisions for the Fund involves a three-stage tactical decision process. In the first stage, the Adviser sets a long-term strategic allocation decision largely derived from classic portfolio construction theory. This process results in a base 40/60 portfolio split asset allocation between equity (40%) and fixed income/other asset classes (60%), with the possibility of variance in either direction in subsequent stages. The second stage assists the Adviser in altering exposures in the Fund by seeking to balance the trade-off between return generation and risk control. Where the Adviser, using an evaluation framework based on economic, fundamental, risk and technical analyses, finds the prospective risk-relative return of a given specific equity exposure to be superior, or inferior, than that of fixed income, it may overweight, or underweight, that particular equity exposure in the portfolio relative to its weight in the first stage by generally up to 20% in either direction under normal conditions, hence the possibility of variance from the base 40/60 portfolio split. The Adviser may utilize leveraged ETFs as part of this process to gain specific target exposures with less portfolio collateral; the remaining portfolio collateral is in turn allocated to additional exposures with favorable prospective risk-relative return opportunities. Under this third stage of the investment process, the Adviser may allocate to a range of individual exposures it believes may augment risk-relative returns. These exposures may include fixed income, equity and other asset classes and may be accessed via leveraged, inverse and inverse-leveraged ETFs. This third stage may result in further variance from the base 40/60 split.

Statutory Prospectus

The second stage assists the Adviser in altering exposures in the Fund by seeking to balance the trade-off between return generation and risk control. The Fund’s Adviser uses a framework based on economic, fundamental, risk and technical analyses that evaluates the risk/reward potential of investing in the equity markets. The framework incorporates variables that the Adviser believes have predictive capabilities in regard to equity performance. Each equity market exposure is examined individually as the Adviser analyzes these variables on an individual equity-market basis. Where the Adviser finds the prospective risk-relative return of a given specific equity exposure to be superior, or inferior, than that of fixed income, it may overweight, or underweight, that particular equity exposure in the portfolio relative to its weight in the first stage by generally up to 20% in either direction under normal conditions, hence the possibility of variance from the base 40/60 portfolio split (generally within the range of plus or minus 8 percentage points under normal conditions).  For instance, if all equity positions are underweighted by 20%, the resulting effective equity and fixed income/other assets portfolio split would approximate 32% equities and 68% fixed income/other assets, before considering the investments made as part of the third tactical stage. Conversely, were all equity positions overweight by 20%, the resulting effective portfolio split would be 48% equities and 52% fixed income/other assets, before considering the investments made as part of the third tactical stage.

Comment #9

Please explain how inverse ETFs fit into the Fund’s three stage investment approach.

Response #9

Under the third stage of the investment process, the Adviser may utilize leveraged ETFs, where available, in order to obtain a desired asset class exposure with less collateral. The use of leveraged ETFs then permits the Adviser to augment the portfolio with additional asset class exposures it believes can further enhance risk-relative returns. For instance, if the first and second stage of the investment process dictate that 9% of the Fund’s assets be allocated to a particular equity exposure, the Fund could obtain that same exposure by investing 3% of its assets in a 300% leveraged ETF and freeing up the other 6% of its assets to invest in ETFs representing additional asset class exposures that the Adviser believes offer superior risk/reward trade-offs.  Inverse ETFs are one of the investment options available using this freed up capital and are generally used to ‘go short’ specific asset classes and, in some cases, to hedge certain long exposures assuming that in each case the Adviser determines that such a position can enhance risk-relative returns.  Also, please see response to Comment #10 below.

Comment #10

In general, to the extent that the Fund will be significantly investing in leveraged and inverse leveraged ETFs, you should expand your discussion of these instruments and the risks peculiar to these kinds of funds.

Response #10

In response to your comment, the Fund has revised its disclosure as follows:

Summary Prospectus:

Principal Investment Strategies

Principal Investment Strategies. The Fund operates as a fund of funds, investing primarily in exchange-traded funds (“ETFs”). Under normal market conditions, the Fund allocates its portfolio in a variety of ETFs representing asset classes that include, but that are not limited to equity, fixed income, commodities, real estate and currencies. The Fund may also invest in leveraged, inverse and inverse leveraged ETFs, as well as ETFs that represent derivatives based on one or more of the aforementioned asset classes (e.g. expectations for short-term equity market volatility).  Inverse ETFs seek investment results that are the opposite of the daily performance of an underlying index or basket of stocks.  Leveraged ETFs seek investment results that are the underlying index or basket of stock’s performance times the stated multiple in the ETF’s objective.  The Fund’s equity exposures may include, but are not limited to ETFs that represent equity market indices that may be segmented by region, sector, market capitalization or otherwise. Within fixed income, the Fund may invest in ETFs whose investments may include, but are not limited to, fixed income securities issued by governments, government agencies, municipalities and companies across a wide range of industries and market capitalizations within the broader U.S. and international fixed income markets as well as asset-backed securities. Such fixed income securities may be of any maturity, duration or quality, including those that are rated below investment grade (i.e., “junk bonds”).

Principal Risks of Investing in the Fund

Leveraged, Inverse and Inverse-Leveraged ETF Risk. If you invest in the Fund, you are exposed to the risks associated with leveraged, inverse and inverse-leveraged ETFs. To the extent the Fund invests in ETFs that seek to provide investment results that are the inverse of the performance of an underlying index, the Fund will indirectly be subject to the risk that the performance of such ETF will fall as the performance of that ETF’s benchmark rises – a result that is the opposite from traditional mutual funds. In addition, the ETFs held by the Fund may utilize leverage (i.e., borrowing) to acquire their underlying portfolio investments. The use of leverage may exaggerate changes in an ETF’s share price and the return on its investments. Accordingly, the value of the Fund’s investments in ETFs may be more volatile and all other risks, including the risk of loss of an investment, tend to be compounded or magnified.  As a result of compounding, inverse and leveraged ETFs often have a single day investment objective. An inverse ETF’s performance for periods greater than one day is likely to be either greater than or less than the inverse of the index performance as stated in the ETF’s objective. Similarly, a leveraged ETF’s performance for periods greater than one day is likely to be either greater than or less than the index performance times the stated multiple in the ETF’s objective. This effect becomes more pronounced for these types of ETFs as market volatility increases. Investments by the Fund in inverse and leveraged ETFs may magnify changes in the Fund’s share price and thus result in increased volatility of returns. These types of investments may prevent the Fund from achieving its investment objective.

Statutory Prospectus:

Principal Investment Strategies. The Fund operates as a fund of funds, investing primarily in exchange-traded funds (“ETFs”). Under normal market conditions, the Fund allocates its portfolio in a variety of ETFs representing asset classes that include, but that are not limited to equity, fixed income, commodities, real estate and currencies. The Fund may also invest in leveraged, inverse and inverse leveraged ETFs, as well as ETFs that represent derivatives based on one or more of the aforementioned asset classes (e.g. expectations for short-term equity market volatility). Inverse ETFs seek investment results that are the opposite of the daily performance of an underlying index or basket of stocks.  Leveraged ETFs seek investment results that are the underlying index or basket of stock’s performance times the stated multiple in the ETF’s objective.  The Fund’s equity exposures may include, but are not limited to ETFs that represent equity market indices that may be segmented by region, sector, market capitalization or otherwise. Within fixed income, the Fund may invest in ETFs whose investments may include, but are not limited to, fixed income securities issued by governments, government agencies, municipalities and companies across a wide range of industries and market capitalizations within the broader U.S. and international fixed income markets as well as asset-backed securities. Such fixed income securities may be of any maturity, duration or quality, including those that are rated below investment grade (i.e., “junk bonds”).

Principal Risks

Leveraged, Inverse and Inverse-Leveraged ETF Risk. If you invest in the Fund, you are exposed to the risks associated with leveraged, inverse and inverse-leveraged ETFs. Generally, the Fund may invest in leveraged ETFs to gain specific target asset class exposures with less portfolio collateral while inverse ETFs may  be utilized to ‘go short’ specific asset classes and, in some cases, to hedge certain long exposures. To the extent the Fund invests in ETFs that seek to provide investment results that are the inverse of the performance of an underlying index, the Fund will indirectly be subject to the risk that the performance of such ETF will fall as the performance of that ETF’s benchmark rises – a result that is the opposite from traditional mutual funds. In addition, the ETFs held by the Fund may utilize leverage (i.e., borrowing) to acquire their underlying portfolio investments. The use of leverage may exaggerate changes in an ETF’s share price and the return on its investments. Accordingly, the value of the Fund’s investments in ETFs may be more volatile and all other risks, including the risk of loss of an investment, tend to be compounded or magnified.  As a result of compounding, inverse and leveraged ETFs often have a single day investment objective. An inverse ETF’s performance for periods greater than one day is likely to be either greater than or less than the inverse of the index performance as stated in the ETF’s objective. Similarly, a leveraged ETF’s performance for periods greater than one day is likely to be either greater than or less than the index performance times the stated multiple in the ETF’s objective. This effect becomes more pronounced for these types of ETFs as market volatility increases. Investments by the Fund in inverse and leveraged ETFs may magnify changes in the Fund’s share price and thus result in increased volatility of returns. These types of investments may prevent the Fund from achieving its investment objective.

Comment #11

Please note that the disclosure regarding the Fund’s defensive position is not needed in the summary section, please delete.

Response #11

We have deleted the disclosure in response to your comment.

Principal Investment Risks

Comment #12

With respect to Leveraged, Inverse and Inverse-Leveraged ETF Risk, since this appears to be a focus of the Fund, please provide additional explanation.

Response #12

We confirm that the Fund’s disclosure has been revised in response to this comment.  .  Please see responses to Comments #9 and #10 above.

Comment #13

Please confirm that the “Derivatives Risk” disclosure has been prepared in light of the “Derivatives-Related Disclosures by Investment Companies,” Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010)(the “ICI Letter”).

Response #13

We confirm that the derivatives disclosure has been prepared in light of the ICI Letter.

Related Performance of the Adviser

Comment #14

The following disclosure should be in bold:

The performance of the Innealta Tactical ETF Portfolio Series Risk Based Opportunity Conservative Composite does not represent, and is not a substitute for, the performance of the Fund, and you should not assume that the Fund will have the same future performance as the Innealta Tactical ETF Portfolio Series Risk Based Opportunity Conservative Composite.

Response #14

We have made the requested change.

Comment #15

In the third paragraph under the heading “Related Performance of the Adviser,” you state: The Innealta Tactical ETF Portfolio Series Risk Based Opportunity Conservative Composite performance is shown net of the actual fees charged to the accounts comprising the including management, custodial, and other fees and expenses. There is a word missing here. Also, were there any sales loads involved and if so, were they included or excluded?

Response #15

We confirm that there were no sales loads involved.  Further, the noted reference is a typographical error and we have revised the disclosure as follows in response to your comment.

The Innealta Tactical ETF Portfolio Series Risk Based Opportunity Conservative Composite performance is shown net of the actual fees charged to the accounts comprising the Innealta Tactical ETF Portfolio Series Risk Based Opportunity Conservative Composite including management, custodial, and other fees and expenses.

Statement of Additional Information

Investment Policies, Strategies and Associated Risks

 Comment #16

Please confirm that there is anything in the SAI that would affect the Fund’s performance that should be discussed and included in the prospectus.

Response #16

We confirm that there is nothing in the SAI that would affect the Fund’s performance that should be discussed and included in the Prospectus.

Fundamental Investment Limitations

 Comment #17

You state that the Fund may not: Invest in other investment companies (including affiliated investment companies) except to the extent permitted by the Investment Company Act of 1940 (“1940 Act”) or exemptive relief granted by the Securities and Exchange Commission (“SEC”). Notwithstanding this or any other limitation, the Funds may invest all of their investable assets in an open-end management investment company with substantially the same investment objectives, policies and limitations as the Fund. For this purpose, “all of the Fund’s investable assets” means that the only investment securities that will be held by the Fund will be the Fund’s interest in the investment company.  You may want to revise this policy to reflect that here we’re dealing with a fund of funds.

Response #17

We have revised the disclosure as follows in response to your comment:

The Fund may:

1.

Invest in other investment companies to the extent permitted by the Investment Company Act of 1940 (“1940 Act”) or the rules thereunder or pursuant to exemptive relief granted by the Securities and Exchange Commission (“SEC”).

Other Committees of the Trust

Comment #18

The Investment Committee discussed in the Prospectus should be described here or somewhere in the Prospectus.  Explain what it is and who it works for.  In the alternative, you may just want to say the “Adviser” rather than the Investment Committee in the Prospectus disclosure.

Response #18

We have replaced “Investment Committee” with “Adviser in the Prospectus disclosure.

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum